Exhibit 99.1

MAG Silver Corp. Unaudited Condensed Interim Consolidated Financial Statements (expressed in thousands of United States dollars) For the three and six months ended June 30, 2025 Dated: August 8, 2025

VANCOUVER OFFICE Suite 801 815 West Hastings Street Vancouver, BC V6C 1B4	604 630 1399 phone 866 630 1399 toll free	TSX: MAG NYSE American : MAG info@magsilver.com

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Income and Comprehensive Income
For the three and six months ended June 30, 2025 and 2024
(In thousands of United States dollars, except for shares and per share amounts - Unaudited)
		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
		2025	2024	2025	2024
	Note	$	$	$	$

Income from equity accounted investment in Juanicipio	5	42,091	25,123	75,955	44,367
General and administrative expenses	3	(4,838)	(3,622)	(9,802)	(7,523)
General exploration and business development		(3,563)	(95)	(3,596)	(452)
Operating income		33,690	21,406	62,557	36,392

Interest income		1,459	928	3,027	1,755
Other income		-	650	-	1,187
Financing costs	8	(145)	(134)	(274)	(342)
Foreign exchange gain (loss)		253	60	266	(103)
Income before income tax		35,257	22,910	65,576	38,889

Deferred income tax expense		(1,813)	(1,296)	(3,388)	(2,380)
Net income		33,444	21,614	62,188	36,509

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain on equity securities		8	2	12	-
Total comprehensive income		33,452	21,616	62,200	36,509

Basic earnings per share		0.32	0.21	0.60	0.35
Diluted earnings per share		0.32	0.21	0.59	0.35

Weighted average number of shares outstanding	7(e)
Basic		103,487,371	103,147,425	103,449,666	103,063,300
Diluted		104,607,814	104,299,804	104,764,106	104,212,569

See accompanying notes to the condensed interim consolidated financial statements

2

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Financial Position
As at June 30, 2025 and December 31, 2024
(In thousands of United States dollars, unless otherwise stated - Unaudited)
	Note	June 30, 2025	December 31, 2024
		$	$
Assets
Current assets
Cash		171,834	162,347
Accounts receivable	4	849	816
Prepaid expenses		1,399	569
		174,082	163,732
Non-current assets
Investment in Juanicipio	5	378,247	364,014
Exploration and evaluation assets	6	86,699	80,118
Property and equipment		2,512	2,631
Deferred financing fees		406	569
Investments		20	8
		467,884	447,340
Total assets		641,966	611,072
Liabilities
Current liabilities
Trade and other payables		3,775	3,477
Lease obligation		158	142
		3,933	3,619
Non-current liabilities
Deferred income taxes		16,924	13,536
Provision for reclamation		484	484
Lease obligation		2,133	2,100
Total liabilities		23,474	19,739

Equity
Share capital		622,636	618,979
Equity reserve		23,563	22,945
Accumulated other comprehensive income		794	782
Deficit		(28,501)	(51,373)
Total equity		618,492	591,333
Total liabilities and equity		641,966	611,072

See accompanying notes to the condensed interim consolidated financial statements

3

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2025 and 2024
(In thousands of United States dollars, unless otherwise stated - Unaudited)
		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
		2025	2024	2025	2024
	Note	$	$	$	$

OPERATING ACTIVITIES
Net income		33,444	21,614	62,188	36,509
Items not involving cash:
Income from equity accounted investment in Juanicipio	5	(42,091)	(25,123)	(75,955)	(44,367)
Deferred income tax expense		1,813	1,296	3,388	2,380
Share-based compensation expense	3	1,439	1,053	2,540	2,019
Amortization of flow-through premium liability		-	(650)	-	(1,187)
Depreciation and amortization	3	183	149	361	294
Amortization of deferred financing fees		84	84	163	170
Interest expense on lease obligation		40	3	77	8
Unrealized foreign exchange (gain) loss		377	(138)	389	(190)

Movements in non-cash working capital
Accounts receivable		(314)	(34)	(34)	(240)
Prepaid expenses		149	757	(830)	94
Trade and other payables		938	(1,231)	1,089	(395)
Net cash used in operating activities		(3,938)	(2,220)	(6,624)	(4,905)

INVESTING ACTIVITIES
Exploration and evaluation expenditures	6	(3,239)	(6,629)	(7,248)	(11,683)
Acquisition of exploration property	6	-	-	-	(3,752)
Receipt of principal on loans to Juanicipio	5	2,053	28,326	2,053	43,301
Receipt of dividends from Juanicipio	5	59,400	-	59,400	-
Receipt of interest on loans to Juanicipio	5	47	1,493	47	3,977
Purchase of equipment		-	-	(28)	-
Net cash from investing activities		58,261	23,190	54,224	31,843

FINANCING ACTIVITIES
Dividends paid		(39,316)	-	(39,316)	-
Issuance of common shares upon exercise of stock options	7	763	1,587	1,616	1,587
Payment of lease obligation		(79)	(41)	(151)	(85)
Net cash from / (used in) financing activities		(38,632)	1,546	(37,851)	1,502

Effect of exchange rate changes on cash		(258)	138	(262)	190

Increase in cash during the period		15,433	22,654	9,487	28,630
Cash, beginning of period		156,401	74,683	162,347	68,707
Cash, end of period		171,834	97,337	171,834	97,337

See accompanying notes to the condensed interim consolidated financial statements

4

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Changes in Equity
For the six months ended June 30, 2025 and 2024
(In thousands of United States dollars, except shares - Unaudited)
		Common shares without par value
	Notes	Number of Shares	Amount	Equity reserve	Accumulated other comprehensive income (loss)	Deficit	Total equity
		#	$	$	$	$	$
Balance, January 1, 2024		102,972,650	614,364	20,764	781	(129,152)	506,757
Stock options exercised		284,866	3,474	(926)	-	-	2,548
Restricted and performance share units converted		49,779	645	(645)	-	-	-
Deferred share units converted		50,000	496	(496)			-
Share-based compensation		-	-	4,248	-	-	4,248
Other comprehensive income		-	-	-	1	-	1
Net income		-	-	-	-	77,779	77,779
Balance, December 31, 2024		103,357,295	618,979	22,945	782	(51,373)	591,333
Stock options exercised	7	118,122	2,213	(597)	-	-	1,616
Restricted and performance share units converted	7	54,508	770	(770)	-	-	-
Deferred share units converted	7	54,704	674	(674)			-
Share-based compensation	7	-	-	2,659	-	-	2,659
Dividend declared	7					(39,316)	(39,316)
Other comprehensive income		-	-	-	12	-	12
Net income		-	-	-	-	62,188	62,188
Balance, June 30, 2025		103,584,629	622,636	23,563	794	(28,501)	618,492

Balance, January 1, 2024		102,972,650	614,364	20,764	781	(129,152)	506,757
Stock options exercised		169,810	2,128	(541)			1,587
Restricted and performance share units converted		28,489	405	(405)	-	-	-
Share-based compensation		-	-	2,222	-	-	2,222
Net income		-	-	-	-	36,509	36,509
Balance, June 30, 2024		103,170,949	616,897	22,039	781	(92,643)	547,075

See accompanying notes to the condensed interim consolidated financial statements

5

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

1.	NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is the ultimate parent company of its consolidated group, was incorporated on April 21, 1999, and is governed by the Business Corporations Act of the Province of British Columbia. MAG’s shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American, LLC in the United States of America.

The Company’s principal asset is a 44% interest in the Juanicipio Mine (Note 5 “Investment in Juanicipio”) located in Zacatecas, Mexico, which achieved commercial production at its 4,000 tonnes per day (“tpd”) processing facility on June 1, 2023.

On May 11, 2025, the Company and Pan American Silver Corp. ("Pan American") entered into a definitive agreement, as amended (the "Arrangement Agreement"), whereby Pan American agrees to acquire all of the issued and outstanding common shares of the Company pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the "Transaction"). Under the terms of the Arrangement Agreement, MAG shareholders will be able to elect to receive the consideration as either (i) $20.54 in cash per MAG share or (ii) 0.755 common shares of Pan American per MAG share, or a combination of cash and shares, subject to proration such that the aggregate consideration paid to all MAG shareholders consists of $500,000 in cash and the remaining consideration paid in Pan American shares. On July 10, 2025, MAG's shareholders approved the Transaction at its special shareholders meeting. The Transaction is expected to close in the second half of 2025, subject to the satisfaction of customary closing conditions, including clearance under Mexican anti-trust laws, and approval of the listing of the Pan American common shares to be issued under the Transaction on both the Toronto Stock Exchange and the NYSE. The Company has incurred costs of $3,563 and $3,596 in connection with the Transaction in the three and six month periods ended June 30, 2025, which have been included in general exploration and business development in the condensed interim consolidated statements of income and comprehensive income.

Address of registered office of the Company:

3500 – 1133 Melville Street

Vancouver, British Columbia,

Canada V6E 4E5

Head office and principal place of business:

801 – 815 West Hastings Street

Vancouver, British Columbia,

Canada V6C 1B4

6

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

2.	BASIS OF PRESENTATION

(a)	Statement of compliance

These condensed unaudited interim consolidated financial statements (“Interim Financial Statements”) are in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and prepared under IAS 34 Interim Financial Reporting (“IAS 34”). They do not include all the information required for full annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024. Except for per share, per option, and per share unit amounts, all dollar amounts presented are in thousands of United States dollars (“US$”) unless otherwise stated; references to C$ refer to thousands of Canadian dollars.

The accounting policies applied in the preparation of the Interim Financial Statements are consistent with all those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2024.

These Interim Financial Statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on August 8, 2025.

(b)	Significant accounting judgements and estimates

The Company makes certain significant judgments and estimates in the process of applying the Company’s accounting policies. Management believes the judgments and estimates used in these Interim Financial Statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The areas involving significant judgments and estimates have been set out in Note 5 of the Company’s audited consolidated financial statements for the year ended December 31, 2024.

7

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

3.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$	$	$	$
Accounting and audit	187	211	519	488
Compensation and consulting fees	1,852	964	4,037	2,138
Depreciation and amortization	183	149	361	294
Filing and transfer agent fees	63	30	167	228
General office expenses	353	242	550	367
Insurance	286	333	577	672
Juanicipio oversight costs	115	261	199	527
Legal	239	171	569	351
Share-based compensation expense (see Note 7)	1,439	1,053	2,540	2,019
Shareholder relations	94	125	182	252
Travel	27	83	101	187
	4,838	3,622	9,802	7,523

4.	ACCOUNTS RECEIVABLE

	June 30,	December 31,
	2025	2024
	$	$
Receivable from Minera Juanicipio (Notes 5 & 13)	-	2
Value added tax (“IVA” and “GST”)	522	499
Other receivables	327	315
	849	816

5.	INVESTMENT IN JUANICIPIO

Minera Juanicipio, was created for the purpose of holding the Juanicipio property, and is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company. On December 27, 2021, the Company and Fresnillo created Equipos Chaparral, in the same ownership proportions. Equipos Chaparral owns the processing facility and mining equipment which is leased to Minera Juanicipio. Minera Juanicipio and Equipos Chaparral are collectively referred to herein as “Juanicipio,” or, the “Juanicipio Mine”.

Juanicipio is governed by a shareholders’ agreement and by corporate by-laws. All costs relating to Juanicipio that are not extinguished by operating cash flows generated by Juanicipio, are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement and by-laws.

8

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

Fresnillo is the operator of Juanicipio, and with its affiliates, beneficially owns 2,374,853 common shares of the Company as at June 30, 2025, as publicly reported by Fresnillo (December 31, 2024: 9,314,877).

The Company has recorded its Investment in Juanicipio using the equity method of accounting. The recorded value of the investment includes the carrying value of the deferred exploration, mineral and surface rights, Juanicipio costs incurred by the Company before the commencement of commercial production, the required net cash investments to establish and maintain its 44% interest in Juanicipio, and the Company’s 44% share of income from Juanicipio.

Changes during the period in the Company’s investment in Juanicipio are detailed as follows:

	Six months ended	Year ended
	June 30,	December 31,
	2025	2024
	$	$
Balance, beginning of period	364,014	394,622
Amortization of Juanicipio's oversight expenditures incurred 100% by MAG	(223)	(526)
Loan repayments from Juanicipio (1)	(2,053)	(92,361)
Dividends received from Juanicipio (2)	(59,400)	(26,400)
Total for the period	(61,676)	(119,286)
Income from equity accounted Investment in Juanicipio	75,955	92,875
Interest earned, reclassified to accounts receivable (3)	(46)	(4,197)
Balance, end of period	378,247	364,014

(1) As at June 30, 2025, the Company has received full repayment of its shareholder loans to Juanicipio (December 31, 2024: $2,053 advanced, net of aggregate repayments).

(2) During the six months ended June 30, 2025, a dividend payment of $59,400 was received from Juanicipio (year ended December 31, 2024: dividend payment of $26,400).

(3) A portion of the Investment in Juanicipio was in the form of interest bearing shareholder loans. For the six months ended June 30, 2025, the Company earned interest amounting to $46 (year ended December 31, 2024: $4,197) while $47 of interest payments were received from Juanicipio (year ended December 31, 2024: $5,015).

9

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

A summary of financial information of Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies) is as follows:

Juanicipio Statements of Income

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$	$	$	$

Sales	186,465	167,079	361,700	290,768
Cost of sales:
Production cost	(36,450)	(39,866)	(70,112)	(76,653)
Depreciation and amortization	(21,393)	(22,455)	(41,976)	(44,494)
	(57,843)	(62,321)	(112,088)	(121,147)
Gross profit	128,622	104,757	249,612	169,621

Consulting and administrative expenses	(3,252)	(4,283)	(6,255)	(8,472)
Extraordinary mining and other duties	(3,447)	(2,773)	(6,862)	(4,165)
	121,923	97,701	236,494	156,984

Exchange gains (losses) and other	(4,479)	696	(3,748)	(602)
Interest expense	(25)	(3,241)	(103)	(7,219)
Income tax expense	(21,782)	(41,299)	(60,122)	(55,548)

Net income	95,637	53,857	172,521	93,615

MAG's 44% portion of net income	42,080	23,697	75,909	41,191
Interest on Juanicipio loans - MAG's 44%	11	1,426	46	3,176
MAG's 44% equity income	42,091	25,123	75,955	44,367

10

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

Juanicipio Statements of Financial Position

	June 30,	December 31,
	2025	2024
	$	$
Assets

Current assets
Cash and cash equivalents	83,717	53,193
Value added tax and other receivables	873	3,902
Income tax receivable	1,369	1,862
Concentrate sales receivable	91,518	88,324
Inventories
Stockpiles	7,126	4,365
Metal concentrates	3,370	1,916
Materials and supplies	18,294	18,724
Prepaids and other assets	2,062	1,784
	208,328	174,070
Non-current assets
Right-of-use assets	805	965
Mineral interests, plant and equipment	752,973	767,244
Deferred tax assets	15,830	8,953
	769,608	777,162
Total assets	977,936	951,232

Liabilities

Current liabilities
Lease obligation	280	-
Payables	23,848	17,719
Interest and other payables to shareholders	10,054	3,534
Taxes payable	66,451	47,318
	100,633	68,571
Non-current liabilities
Lease obligation	314	974
Provisions
Reserves for retirement and pension	181	141
Reclamation and closure	4,300	3,871
Deferred tax liabilities	15,350	54,066
	20,146	59,052
Total liabilities	120,778	127,623

Equity

Shareholders' equity including shareholder advances	857,158	823,610
Total equity	857,158	823,610
Total liabilities and equity	977,936	951,232

11

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

Juanicipio Statements of Cash Flows

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$	$	$	$
Operating activities
Net income	95,637	53,857	172,521	93,615
Items not involving cash
Depreciation and amortization	21,393	22,455	41,976	44,494
Income tax expense	21,782	41,299	60,122	55,548
Interest incurred on loans	25	3,241	103	7,219
Other	2,730	(273)	1,918	(176)
Income tax payments	(32,614)	(3,686)	(89,581)	(29,458)
Change in other operating working capital	1,686	(24,128)	9,978	(35,957)

Net cash from operating activities	110,639	92,766	197,038	135,286

Investing activities
Capital expenditures including plant, mine development and exploration	(18,514)	(4,692)	(28,738)	(20,062)
Interest income and other	896	912	2,283	1,790
Net cash used in investing activities	(17,618)	(3,780)	(26,454)	(18,272)

Financing activities
Dividends paid to shareholders	(135,000)	-	(135,000)	-
Repayments of loans to shareholders	(4,666)	(64,381)	(4,666)	(98,417)
Interest paid to shareholders	(108)	(3,391)	(108)	(9,038)
Payment of lease obligations	(130)	(349)	(255)	(557)
Net cash used in financing activities	(139,904)	(68,121)	(140,028)	(108,012)

Effect of exchange rate changes on cash and cash equivalents	27	(434)	(32)	(493)

(Decrease) increase in cash and cash equivalents during the period	(46,856)	20,431	30,523	8,509

Cash and cash equivalents, beginning of period	130,573	30,991	53,193	42,913

Cash and cash equivalents, end of period	83,717	51,422	83,717	51,422

12

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

6.	EXPLORATION AND EVALUATION ASSETS

(a)	In 2018, the Company entered into an option agreement with a private group, whereby the Company has the right to earn 100% ownership interest in a company which owns the Deer Trail Project in Utah. The Company paid $150 upon signing the agreement, $150 in each of 2020 and 2021, and $200 in each of 2022, 2023, and 2024. To earn 100% interest in the property, the Company must make remaining cash payments totaling $950 over the next 4 years (with option to accelerate if desired) and fund a cumulative of $30,000 of eligible exploration expenditures by 2028 (criteria met: as of June 30, 2025, the Company has incurred $40,655 of eligible exploration expenditures on the property). As at June 30, 2025, the Company has also bonded and recorded a $484 reclamation liability for the project. Other than the reclamation liability, the balance of cash payments are optional at the Company’s discretion. Upon the Company’s 100% earn-in, the vendors will retain a 2% net smelter returns (“NSR”) royalty.

(b)	Through the acquisition of Gatling Exploration Inc. in 2022, the Company acquired 100% of the Larder Project in Ontario. During the six months ended June 30, 2025, the Company incurred a total of $2,644 in exploration and evaluation expenditures.

13

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

During the six months ended June 30, 2025 and year ended December 31, 2024, the Company has incurred the following exploration and evaluation expenditures on these projects:

	June 30,	December 31,
	2025	2024
	$	$
Deer Trail Project
Option and other payments	-	200
Total acquisition costs	-	200
Drilling and geotechnical	3,531	8,905
Camp and site costs	163	401
Land taxes and government fees	22	239
Legal, community and other consultation costs	165	357
Travel	56	182
Total for the period	3,937	10,284
Balance, beginning of period	37,599	27,315
Total Deer Trail Project cost	41,536	37,599
Larder Project
Acquisition of exploration property	-	3,802
Total acquisition costs	-	3,802
Drilling and geotechnical	2,263	10,896
Camp and site costs	189	1,773
Land taxes and government fees	4	40
Legal, community and other consultation costs	148	535
Travel	40	151
Total for the period	2,644	17,197
Balance, beginning of period	42,519	25,322
Total Larder Project cost	45,163	42,519
Total Exploration and Evaluation Assets	86,699	80,118

14

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

7.	SHARE CAPITAL

(a)	Dividends

On March 2025, MAG declared an inaugural fixed dividend of $0.02 per share and an additional cash flow linked dividend of $0.16 per share (approximately 30% of the $53,850 cash received from Juanicipio during the three months ending December 31, 2024) for a total dividend of $0.18 per share. A total dividend of $18,623 was paid on April 21, 2025.

On May 8, 2025 MAG declared its second dividend, with a fixed component of $0.02 per share and an additional cash flow linked component of $0.18 per share (approximately 30% of the $61,500 cash received from Juanicipio in April 2025), for a total dividend of $0.20 per share. A total dividend of $20,693 was paid on May 28, 2025.

(b)	Stock options

The Company may enter into Incentive Stock Option Agreements in accordance with the Company’s Stock Option Plan (the “Plan”). On June 26, 2023, the Shareholders re-approved the Plan. The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 7(c)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years.

The following table summarizes the Company’s stock options activity for the period:

	Stock options activity	Weighted average exercise price (C$/option)

Outstanding, January 1, 2024	1,187,371	17.37
Granted	273,507	14.64
Expired	(7,791)	21.36
Exercised for cash	(284,866)	14.32
Exercised cashless	(147,826)	14.30

Outstanding, December 31, 2024	1,020,395	17.91
Granted	256,245	22.89
Exercised for cash	(118,122)	17.94

Outstanding, June 30, 2025	1,158,518	19.01

15

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

During the three months ended June 30, 2025, the Company recorded a share-based compensation expense related to stock options of $289 (June 30, 2024: $284) and capitalized $37 (June 30, 2024: $45) to exploration and evaluation assets.

During the six months ended June 30, 2025, the Company recorded a share-based compensation expense related to stock options of $534 (June 30, 2024: $528) and capitalized $59 (June 30, 2024: $84) to exploration and evaluation assets.

The following table summarizes the Company’s stock options outstanding and exercisable as at June 30, 2025.

Exercise price	Number	Number	Weighted avg. remaining
(C$/option)	Outstanding	Exercisable	contractual life (years)
14.64	253,838	79,324	3.76
16.09	6,021	4,014	2.75
16.43	198,060	126,080	2.75
17.02	100,000	100,000	1.88
20.20	90,096	90,096	1.77
21.26	50,000	50,000	1.42
21.29	9,191	9,191	1.77
21.57	145,067	145,067	0.44
22.89	256,245	-	4.74
23.53	50,000	50,000	0.55
14.64 - 23.53	1,158,518	653,772	2.81

The Company determined the fair value of the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the six months ended	Year ended
	June 30,	December 31,
	2025	2024
Risk-free interest rate	2.55%	3.91%
Expected volatility	47%	48%
Expected dividend yield	3.40%	nil
Expected life (years)	3	3

(c)	Restricted and performance share units

On June 26, 2023, the Shareholders approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of restricted share units (“RSUs”) and performance share units (“PSUs”). The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 7(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria which may also impact the number of PSUs to vest between 0-200%. PSUs for which the performance targets are not achieved during the performance period are automatically forfeited and cancelled.

16

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

The following table summarizes the Company’s RSUs activity for the period:

	RSU activity	Weighted average fair value (C$/RSU)

Outstanding, January 1, 2024	98,255	17.82
Granted	94,842	14.64
Exercised	(17,741)	17.16

Outstanding, December 31, 2024	175,356	16.17
Granted	72,220	22.93
Forfeited	(6,970)	15.74
Exercised	(21,012)	16.99

Outstanding, June 30, 2025	219,594	18.33

During the three months ended June 30, 2025, the Company recorded share-based compensation expense related to RSUs of $233 (June 30, 2024: $183) and capitalized $36 (June 30, 2024: $37) to exploration and evaluation assets.

During the six months ended June 30, 2025, the Company recorded share-based compensation expense related to RSUs of $424 (June 30, 2024: $305) and capitalized $58 (June 30, 2024: $67) to exploration and evaluation assets.

17

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

The following table summarizes the Company’s PSUs activity for the period:

	PSU activity	Weighted average fair value (C$/PSU)

Outstanding, January 1, 2024	287,449	17.78
Granted	137,191	14.64
Exercised	(32,038)	16.99

Outstanding, December 31, 2024	392,602	17.78
Granted	96,452	22.95
Forfeited	(25,969)	18.47
Exercised	(33,496)	18.98

Outstanding, June 30, 2025	429,589	17.86

During the three months ended June 30, 2025, the Company recorded share-based compensation expense related to PSUs of $504 (June 30, 2024: $358) and capitalized $2 (June 30, 2024: $30) to exploration and evaluation assets.

During the six months ended June 30, 2025, the Company recorded share-based compensation expense related to PSUs of $865 (June 30, 2024: $610) and capitalized $2 (June 30, 2024: $52) to exploration and evaluation assets.

(d)	Deferred share units

On June 26, 2023, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, on conversion of Deferred Share Units (“DSUs”) granted. Directors may also elect to receive all or a portion of their annual retainer in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

18

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

The following table summarizes the Company’s DSUs activity for the period:

	DSU activity	Weighted average fair value (C$/DSU)

Outstanding, January 1, 2024	498,589	14.80
Granted	81,173	16.57
Exercised	(50,000)	12.26

Outstanding, December 31, 2024	529,762	15.31
Granted	41,322	24.55
Exercised	(54,704)	16.39

Outstanding, June 30, 2025	516,380	15.94

During the three months ended June 30, 2025, the Company recorded share-based compensation expense of $413 (June 30, 2024: $228) relating to DSUs to directors. 21,958 DSUs were granted under the plan and there were no DSUs granted to directors who elected to receive a portion of their annual retainer in DSUs rather than in cash (year ended December 31, 2024: 31,365 and 1,112 respectively).

During the six months ended June 30, 2025, the Company recorded share-based compensation expense of $717 (June 30, 2024: $575) relating to DSUs to directors. 41,322 DSUs were granted under the plan and there were no DSUs granted to directors who elected to receive a portion of their annual retainer in DSUs rather than in cash (year ended December 31, 2024: 31,365 and 1,112 respectively).

(e)	Diluted earnings per share

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
Net income	33,444	21,614	62,188	36,509
Basic weighted average number of shares outstanding	103,487,371	103,147,425	103,449,666	103,063,300
Effect of dilutive common share equivalents:
Stock options	204,671	264,297	351,247	272,058
Restricted and performance share units	399,392	356,976	446,813	346,105
Deferred share units	516,380	531,106	516,380	531,106
Diluted weighted average number of shares outstanding	104,607,814	104,299,804	104,764,106	104,212,569

Diluted earnings per share	$0.32	$0.21	$0.59	$0.35

For the three months ended June 30, 2025, there are 953,847 anti-dilutive stock options (three months ended June 30, 2024: 934,786) and 249,791 anti-dilutive restricted and performance share units (three months ended June 30, 2024: 232,272).

19

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

For the six months ended June 30, 2025, there are 807,271 anti-dilutive stock options (six months ended June 30, 2024: 938,717) and 202,370 anti-dilutive restricted and performance share units (six months ended June 30, 2024: 243,143).

8.	DEBT FACILITY

In October 2023 the Company entered into a $40,000 senior secured revolving credit facility with the Bank of Montreal (the “Credit Facility”). The Credit Facility bears interest on a sliding scale of Secured Overnight Financing Rate (“SOFR”) or the Lender’s Base Rate on US$ commercial loans plus an applicable margin on a sliding scale of between 200 and 400 basis points based on the Company’s leverage ratio. Interest incurred on drawn amounts is to be paid quarterly. Commitment fees on the undrawn portion of the facility are calculated on a similar sliding scale of between 50 and 75 basis points, and are also to be paid on a quarterly basis. The term of the facility is 34 months, maturing on August 4, 2026, at which date any drawn amount is required to be repaid in full. All debts, liabilities and obligations under the facility are guaranteed by the Company's material subsidiaries and secured by assets of the Company. The facility includes a number of customary covenants (liquidity, leverage, tangible net worth) and conditions including limitations on acquisitions and investments (excluding exploration and capital expenditures) funded using cash with no limitations when equity is used as a funding source. As at June 30, 2025, the Company is in compliance with all applicable covenants.

As of June 30, 2025, the Company has not drawn down any funds from its Credit Facility.

20

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

9.	CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprised of share capital, equity reserve, accumulated other comprehensive income and deficit), and lease obligation, net of cash and investments in equity securities as follows:

	June 30,	June 30,
	2025	2024
	$	$
Equity	618,492	591,333
Lease obligation	2,291	2,242
Cash	(171,834)	(162,347)
Investments	(20)	(8)
Total	448,929	431,220

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt and/or acquire or dispose of assets.

As at June 30, 2025, the Company does not have any long-term debt outstanding, is in compliance with all applicable Credit Facility covenants, and is not subject to any other externally imposed capital requirements.

10.	FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and advancement of mineral projects in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Market risk

The Company conducts the majority of its business through its equity interest in its associates, Juanicipio (Note 5). Juanicipio is exposed to commodity price risk, specifically to the prices of silver, gold, and to a lesser extent, lead and zinc. Currently, Juanicipio produces and sells concentrates containing these metals which are each subject to market price fluctuations which will affect its profitability and its ability to generate cash flow. Juanicipio does not hedge any of the commodities produced and does not have any such positions outstanding at June 30, 2025.

21

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

(b)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)	Trade credit risk

Juanicipio, in which the Company has a 44% interest, has revenue from its operations as described in Note 5. Juanicipio sells and receives payment for its concentrates at market terms, under an offtake agreement with Met-Mex Peñoles, S.A. de C.V. (“Met-Mex”), a related party to Fresnillo. The Company believes Juanicipio is not exposed to significant trade credit risk.

(ii)	Cash

In order to manage credit and liquidity risk, the Company’s practice is to invest only in highly rated investment grade instruments backed by Canadian commercial banks, and in the case of its Mexican and US operations, the Company maintains minimal cash in its US and Mexican subsidiaries.

The Company’s maximum exposure to credit risk is the carrying value of its cash, accounts receivable and loans receivable from Juanicipio which is classified as an Investment in Juanicipio in the consolidated statements of financial position, as follows:

	June 30,	December 31,
	2025	2024
	$	$
Cash	171,834	162,347
Accounts receivable (Note 4)	849	816
Juanicipio loans (Notes 5 & 13)	-	2,053
	172,683	165,216

(c)	Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and mineral projects advancement plans, and its various optional property and other commitments (Notes 5, 6, and 13). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

To increase its flexibility with regards to access to capital, in October 2023 the Company entered into a $40,000 Credit Facility (see Note 8 for full details of the debt facility).

The Company estimates it has the ability to fund the next 12 months of corporate and exploration expenses with its liquidity position, and the Company 's overall liquidity risk has not changed significantly from December 31, 2024. Future liquidity may therefore depend upon the Company’s ability to repatriate capital from Juanicipio, arrange additional debt or additional equity financing.

22

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

(d)	Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and C$, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

Exposure to currency risk

As at June 30, 2025, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

	Mexican peso	Canadian dollar
(in US$ equivalent)	$	$
Cash	4	6,140
Accounts receivable	203	371
Prepaid expenses	20	1,005
Investments	-	20
Trade and other payables	(45)	(3,449)
Lease obligations	-	(2,291)
Net assets exposure	182	1,796

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will increase the Company’s cost of operations in Mexico (reported in US$) related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico (reported in US$) related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax and deferred tax to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepaids and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s peso denominated net monetary assets at June 30, 2025 is 3.4 million pesos (June 30, 2024: 1.3 thousand pesos net monetary liabilities). A 10% appreciation or depreciation in the peso against the US$ would have an immaterial effect on the Company’s income (loss) before tax.

23

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

Mexican peso relative to the US$ - Investment in Juanicipio

The Company conducts the majority of its business through its equity interest in its associates (Note 5). The Company accounts for this investment using the equity method and recognizes the Company's 44% share of earnings and losses of Juanicipio. Juanicipio also has a US$ functional currency and is exposed to the same currency risks noted above for the Company.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss after tax and deferred taxes (Note 5) in Juanicipio to the extent that it holds net monetary assets (liabilities) in pesos, comprised of peso denominated cash, value added taxes receivable, net of trade and other payables. The carrying amount of Juanicipio’s net peso denominated monetary liabilities at June 30, 2025, consisting predominantly of current taxes payable, is 1.8 billion pesos (June 30, 2024: 611 million pesos net monetary liabilities). A 10% appreciation in the peso against the US$ would result in a loss before tax at June 30, 2025 of $10,425 (June 30, 2024: $3,697 loss) in Juanicipio, of which the Company would record its 44% share being $4,587 loss from equity investment in Juanicipio (June 30, 2024: $1,627 loss), while a 10% depreciation in the peso relative to the US$ would result in an equivalent gain.

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are predominantly denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, and the Larder Project holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian dollar denominated monetary assets at June 30, 2025 is C$2,450 (June 30, 2024: C$6,400 net monetary assets). A 10% appreciation or depreciation in the C$ against the US$ would have a $180 (June 30, 2024: $637) effect on the Company’s income (loss) before tax.

(e)	Interest rate risk

The Company’s interest income earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

24

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

The Company’s Credit Facility is based on variable interest rate, where it will bear interest on a sliding scale of SOFR or the Lender’s Base Rate on US$ commercial loans plus an applicable margin on a sliding scale of between 200 and 400 basis points based on the Company’s leverage ratio. As of June 30, 2025, the Company has not drawn down any funds from its Credit Facility.

11.	FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, investments, and trade and other payables. The carrying values of cash, accounts receivable, and trade and other payables reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs which are supported by little or no market activity.

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

As at June 30, 2025	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments	20	-	-	20

As at December 31, 2024	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments	8	-	-	8

There were no transfers between levels 1, 2 and 3 during the six months ended June 30, 2025 or during the year ended December 31, 2024.

12.	SEGMENTED INFORMATION

The Company operates in one operating segment, being the exploration and advancement of mineral projects in North America. The Company’s principal asset, its 44% ownership in the Juanicipio Mine, is located in Mexico, and the Company also has other exploration properties in North America. The Company’s executive and head office is located in Canada.

25

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

13.	RELATED PARTY TRANSACTIONS

The Company does not maintain offices or personnel in Mexico but receives administrative and exploration services via a Field Services Agreement with Minera Cascabel, S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s former Chief Exploration Officer (“CXO”) and a principal of both IMDEX and Cascabel, was remunerated through fees paid to IMDEX. Effective May 21, 2024, Dr. Megaw resigned as CXO and now serves as a technical consultant. As he no longer provides key management personnel services per IAS 24, is no longer considered a related party. Related party transactions with Cascabel and IMDEX are disclosed only up to this date.

During the three and six months ended June 30, 2024, the Company incurred $11 and $80 in expenses related to Dr. Megaw and $63 and $217 expenses with Cascabel and IMDEX, respectively.

All transactions are incurred in the normal course of business and are negotiated on arm’s length terms between the parties for all services rendered. A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The details of the Company’s significant subsidiary and controlling ownership interests are as follows:

Name	Country of	Principal	MAG's effective interest
	Incorporation	Project	2024 (%)	2023 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

During the three and six months ended June 30, 2025 and 2024, compensation of key management personnel (including directors) was as follows:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$	$	$	$
Salaries and other short term employee benefits	942	671	1,635	1,362
Share-based compensation (non-cash) (Note 7)	1,048	784	1,860	1,524
	1,990	1,455	3,495	2,886

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its directors, the Chief Executive Officer, the Chief Financial Officer, the Chief Sustainability Officer, and the Chief Development Officer.

26

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US$ unless otherwise stated - Unaudited)

14.	COMMITMENTS AND CONTINGENCIES

The following table discloses the contractual obligations of the Company and its subsidiaries as at June 30, 2025 for committed exploration work and committed other obligations.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$
Minera Juanicipio (1)	-	-	-	-	-
Financing and consulting contractual commitments	433	321	112	-	-
Total Obligations and Commitments	433	321	112	-	-

(1)	According to the operator, Fresnillo, contractual commitments including project development and for continuing operations and purchase orders issued for project capital, sustaining capital, and continuing operations total $14,144 (December 31, 2024: $21,776), with respect to Juanicipio on a 100% basis as at June 30, 2025.

The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties ranging from nil-2% NSRs associated with various mineral claims, and various payments upon a production announcement.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

15.	SUBSEQUENT EVENTS

On August 8, 2025 MAG declared its third dividend, of $0.144 per share (fixed component of $0.02 per share and additional cash flow linked component of $0.124 per share representing approximately 30% of the $40,872 free cash flow generated by Juanicipio attributable to MAG during Q2 2025) payable on September 1, 2025 to shareholders on record as of August 18, 2025.

27